Exhibit 12.1

CalAtlantic Group, Inc.

Ratio of Earnings to Fixed Charges - Continuing Operations

(Dollars in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net income (loss) from continuing operations	$484,730	$213,509	$215,865	$188,715	$531,421
Add:
Cash distributions of income from unconsolidated joint ventures	671	2,830	1,875	3,375	3,910
Provision (benefit) for income taxes	268,386	128,980	134,099	68,983	(453,234)
Homebuilding interest amortized to cost of sales and interest expense	171,701	139,381	123,112	121,778	110,298
Interest portion of rent expense	900	600	500	500	500
Less:
Income (loss) from unconsolidated joint ventures	4,057	1,966	(668)	949	(2,090)

Earnings:	$922,331	$483,334	$476,119	$382,402	$194,985

Fixed charges:
Homebuilding interest incurred	$233,225	$171,509	$153,695	$140,865	$141,827
Interest portion of rent expense	900	600	500	500	500

Fixed Charges	$234,125	$172,109	$154,195	$141,365	$142,327

Ratio of Earnings to Fixed Charges	3.9	2.8	3.1	2.7	1.4

Amount of additional earnings needed to cover fixed charges:	$—	$—	$—	$—	$—